FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No             X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                            No             X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated February 16, 2007 re YPF Class C Shares.

Item 1

Buenos Aires, February 16, 2007

Messrs.

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref: YPF S.A. Class C shares

As YPF SA Executive Vice President, regarding Resolution 1023/06 by which the Economics Ministry requires the “Banco de la Nación Argentina” to free of pledge and transfer to the employees belonging to the Share Ownership Participation Program (PPP), or their attorneys in fact, as indicated in each case the amount of 1,117,717 YPF Class C shares according to their holdings as of July 1, 1997, as informed to the Buenos Aires Stock Exchange by YPF on January 8, 2007.

We hereby inform you that YPF was notified by the Securities Depositary (Caja de Valores) through notes dated on January 22 and 23 and February 5, 7, 8 and 14, 2007, that they had proceeded to convert 16,143 YPF Class “C” shares into YPF Class “D” shares. Therefore, YPF Capital remains as follows:

Class A shares	3,764	VAR$N	37,640
Class B shares	7,624	VAR$N	76,240
Class C shares	438,190	VAR$N	4,381,900
Class D shares	392,863,215	VAR$N	3,928,632,215

As stated above, we request the change for trade and public offer of the 16,143 Class “C” shares converted into Class “D” shares.

Sincerely yours,

by YPF S.A.

/s/ Enrique Locutora
Executive Vice President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 20, 2007	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer